Western Copper and Gold Corporation
(An exploration stage company)

Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal control to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the Company’s internal control over financial reporting and its disclosure controls is available in management’s report on internal control, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

March 21, 2014

(signed) Julien François	(signed) Dale Corman

Julien François	Dale Corman
Chief Financial Officer	Chief Executive Officer

Management’s Report on Internal Control over Financial Reporting

The management of Western Copper and Gold Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 1992 Internal Control-Integrated Framework.

During the year ended December 31, 2013, and to the date of this report, there has been no change to internal controls that would have a material effect on internal controls over financial reporting.

Based on our assessment, management has concluded that, as at December 31, 2013, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the Audit Committee has agreed, that taking into account the present stage of Western Copper and Gold Corporation’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the material weakness at this time.

March 21, 2014

(signed) Julien François	(signed) Dale Corman

Julien François	Dale Corman
Chief Financial Officer	Chief Executive Officer

March 21, 2014

To the Shareholders of Western Copper and Gold Corporation

We have audited the accompanying consolidated financial statements of Western Copper and Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Western Copper and Gold Corporation as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2013	December 31, 2012
		$	$
ASSETS	Note

Cash and cash equivalents		6,044,475	33,517,542
Short-term investments	4	17,162,992	-
Other assets		707,699	383,038
CURRENT ASSETS		23,915,166	33,900,580

Property and equipment		-	27,349

Exploration and evaluation assets	5	27,034,538	17,706,346

ASSETS		50,949,704	51,634,275

LIABILITIES

Accounts payable and accrued liabilities		1,488,060	1,623,669

LIABILITIES		1,488,060	1,623,669

SHAREHOLDERS’ EQUITY

Share capital	6	104,620,174	104,603,488
Contributed surplus		32,293,888	31,494,020
Deficit		(87,452,418)	(86,086,902)

SHAREHOLDERS’ EQUITY		49,461,644	50,010,606

LIABILITIES AND SHAREHOLDERS’ EQUITY		50,949,704	51,634,275

Commitments	9

Approved by the Board of Directors

(signed)Robert J. Gayton Director	(signed)Robert Byford Director

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,	2013	2012
	$	$
CORPORATE EXPENSES
Filing and regulatory fees	164,673	190,801
Office and administration	258,806	211,776
Professional fees	154,988	278,653
Rent and utilities	204,500	106,155
Share-based payments	652,436	1,979,337
Shareholder communication and travel	572,635	372,492
Wages and benefits	948,788	981,085

LOSS BEFORE OTHER ITEMS	2,956,826	4,120,299

OTHER ITEMS
Exploration tax credit	-	(145,789)
Foreign exchange gain	(1,352,437)	(34,202)
Interest income	(238,873)	(72,830)
Plan of arrangement costs	-	45,798

LOSS AND COMPREHENSIVE LOSS	1,365,516	3,913,276

Basic and diluted loss per share	0.01	0.04

Weighted average number of common shares outstanding	93,721,753	93,398,131

The accompanying notes are an integral part of these financial statements	- 6 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2013	2012
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES

Loss and comprehensive loss		(1,365,516)	(3,913,276)

ITEMS NOT AFFECTING CASH
Share-based payments		652,436	1,979,337

Change in non-cash working capital items		(391,906)	573,148

OPERATING ACTIVITIES		(1,104,986)	(1,360,791)

FINANCING ACTIVITIES

Net proceeds from royalty sale	5	-	31,406,744
Issuance of common shares	6	-	400,000
Share issuance costs	6	-	(13,676)
Exercise of stock options	7	9,350	301,500

FINANCING ACTIVITIES		9,350	32,094,568

INVESTING ACTIVITIES

Redemption (purchase) of short-term investments		(17,000,000)	8,100,000
Mineral property expenditures		(9,377,431)	(6,679,371)

INVESTING ACTIVITIES		(26,377,431)	1,420,629

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(27,473,067)	32,154,406

Cash and cash equivalents – Beginning		33,517,542	1,363,136

CASH AND CASH EQUIVALENTS - ENDING		6,044,475	33,517,542

The accompanying notes are an integral part of these financial statements	- 7 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2011	93,002,503	103,747,315	29,348,559	(82,173,626)	50,922,248

Private placement	500,000	400,000	-	-	400,000
Share issuance costs	-	(13,676)	-	-	(13,676)
Exercise of stock options	280,000	301,500	-	-	301,500
Transfer of stock option value	-	168,349	(168,349)	-	-
Share-based payments	-	-	2,313,810	-	2,313,810
Loss and comprehensive loss	-	-	-	(3,913,276)	(3,913,276)

DECEMBER 31, 2012	93,782,503	104,603,488	31,494,020	(86,086,902)	50,010,606

Cancellation and return to treasury (note 6)	(115,566)	-	-	-	-
Exercise of stock options	17,000	9,350	-	-	9,350
Transfer of stock option value	-	7,336	(7,336)	-	-
Share-based payments	-	-	807,204	-	807,204
Loss and comprehensive loss	-	-	-	(1,365,516)	(1,365,516)

DECEMBER 31, 2013	93,683,937	104,620,174	32,293,888	(87,452,418)	49,461,644

The accompanying notes are an integral part of these financial statements	- 8 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada.

The Company is incorporated in British Columbia, Canada. Its head office is located at 1800 - 570 Granville Street, Vancouver, British Columbia.

The Company will have to raise additional funds to complete the development of its mineral property. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

	a.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention.

These financial statements were approved for issue by the Company’s board of directors on March 21, 2014.

	b.	Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Actual results could differ from those estimates. Differences may be material.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

3.	ACCOUNTING POLICIES

	a.	Summary of significant accounting policies

The Company’s principal accounting policies are outlined below:

		(i)	Basis of consolidation

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of other entities (e.g. subsidiaries) are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements of the Company include its wholly-owned subsidiaries: Casino Mining Corp., Ravenwolf Resource Group Ltd., and Minera Costa de Plata SA de CV.

		(ii)	Presentation currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Western and its significant subsidiaries is the Canadian dollar.

		(iii)	Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

		(iv)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of such awards is calculated using the Black-Scholes option pricing model. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus. The Company’s allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

(v)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different entities that intend to settle their current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(vi)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(vii)	Long-lived assets

	1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment.

Proceeds received from royalties or tax credits, or as part of government assistance programs are recognized as a reduction in the carrying value of the related asset when the money is more likely than not to be received. If the applicable property has been written- off, the amount received is recorded as a credit to the statement of loss in the period in which the payment is more likely than not to be received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

2.	Property and equipment

Property and equipment are depreciated using the straight-line method based on their estimated useful lives, which range from three to five years.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.

The depreciation method, useful life and residual values of property and equipment are assessed annually.

3.	Impairment

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell (“FVLCTS”) and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

FVLCTS is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

	4.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(viii)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(ix)	Short-term investments

Short-term investments are investments which are transitional or current in nature, with an original maturity date greater than three months, but no more than one year from the date of acquisition.

(x)	Flow-through common shares

The issuance of flow-through common shares of the Company results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the liability and recognizes a related income tax recovery.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

(xi)	Financial instruments

	1.	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses using the effective interest rate method. Interest income is recognized by applying the effective interest rate.

The Company has classified cash and cash equivalents, short-term investments, and other assets as “Loans and receivables”.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

		2.	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

	(xii)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

b.	Recent accounting pronouncements

The Company has adopted the following standards effective for January 1, 2013. The adoption of these standards has not had a significant impact on the Company’s financial statements.

(i)

IFRS 10 Consolidated financial statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

(ii)

IFRS 12 Disclosure of interest in other entities includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

(iii)

IFRS 13 Fair value measurement aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend to the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

A number of new standards, amendments, and interpretations are effective for annual periods beginning on or after January 1, 2014 and have not been applied in preparing these consolidated financial statements. The Company is in the process of determining the impact that these changes will have on its financial statements.

(i)

IFRS 9 Financial instruments is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value.

A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is measured at fair value with changes in fair value recorded through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of a company’s own credit risk.

(ii)

IFRIC 21 Levies sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

4.	SHORT-TERM INVESTMENTS

As at December 31,	2013	2012
	$	$
Guaranteed Investment Certificates	17,000,000	-
Accrued interest	162,992	-

	17,162,992	-

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located in Yukon, Canada.

$
DECEMBER 31, 2011	42,114,531

Claims maintenance	20,982
Engineering studies	3,338,695
Exploration & camp support	524,514
Permitting	2,507,395
Royalty proceeds, net	(31,406,744)
Salary & wages	272,500
Share-based payments	334,473

DECEMBER 31, 2012	17,706,346

Claims maintenance	13,800
Engineering	1,338,667
Exploration & camp support	564,619
Permitting	6,829,111
Salary & wages	427,227
Share-based payments	154,768

DECEMBER 31, 2013	27,034,538

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims.

Should Western maintain title to any Casino B claims after the period covered by the existing option agreement or reacquire the Casino B claims in any way, the 5% Net Profits Royalty in favour of 8248567 Canada Limited will be suspended and the NSR Royalty will apply to such claims.

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining NSR Royalty) for US$59 million if the amount is paid on or before December 31, 2017.

The gross proceeds of US$32 million ($31,788,800) were recorded as a reduction in the carrying value of the Casino Project. Associated transaction costs ($382,056) were recorded as an offsetting increase to the carrying value.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

	a.	Authorized share capital

Unlimited common shares without par value

Unlimited number of preferred shares without par value

	b.	Share cancellation

Pursuant to the 2006 plan of arrangement involving Glamis Gold Ltd., Western Silver Corp., and Western Copper Corp. (now Western Copper and Gold Corp.), shareholders of Western Silver Corp. were required to exchange their common shares in Western Silver Corp. for common shares of Western within six years of the plan of arrangement. The 115,566 common shares not exchanged in accordance with the plan of arrangement were cancelled and returned to treasury on May 14, 2013.

	c.	Financing

On October 4, 2012, Western completed a non-brokered private placement whereby the Company issued 500,000 flow-through common shares at a price of $0.80 per common share.

7.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

All outstanding warrants as at December 31, 2011 expired during the year ended December 31, 2012. There are no warrants outstanding as at December 31, 2013.

	b.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 21, 2012, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2013, the Company could issue an additional 2,936,726 stock options under the terms of the plan .

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2011	4,313,667	1.77

Granted	1,660,000	0.80
Exercised	(280,000)	1.08
Expired	(420,000)	1.72

DECEMBER 31, 2012	5,273,667	1.50

Granted	1,750,000	0.66
Exercised	(17,000)	0.55
Cancelled	(46,667)	1.53
Expired	(528,333)	1.21

DECEMBER 31, 2013	6,431,667	1.30

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.55 – 0.60	2,095,000	0.59	3.67
$0.79 – 0.84	2,311,667	0.80	2.95
$1.50 – 1.85	400,000	1.67	1.98
$2.84	1,625,000	2.84	2.54

DECEMBER 31, 2013	6,431,667	1.30	3.02

Of the total stock options outstanding, 3,594,992 were vested and exercisable at December 31, 2013. The weighted average exercise price of vested stock options is $1.76 and the average remaining contractual life is 2.13 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

8.	SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2013 and 2012 and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions:

	December 12,	July 9,	January 15,	September 10,	July 12,
Inputs and assumptions	2013	2013	2013	2012	2012

Stock options granted	150,000	1,500,000	100,000	50,000	1,610,000
Exercise price	$0.60	$0.60	$1.59	$0.84	$0.80

Market price	$0.55	$0.54	$1.59	$0.84	$0.72
Expected option term (years)	3.0	3.0	3.0	3.0	3.0
Expected stock price volatility	71.8%	74.5%	73.4%	73.5%	76.5%
Average risk-free interest rate	1.18%	1.26%	1.25%	1.25%	1.01%
Expected forfeiture rate	-	-	-	-	-
Expected dividend yield	-	-	-	-	-

FAIR VALUE ASSIGNED	$37,500	$375,000	$77,000	$20,000	$548,000

9.	COMMITMENTS

The Company has an agreement to lease its head office space until May 31, 2016. The total amount of payments remaining during the course of the agreement as at December 31, 2013 is $556,000. Of this amount, $222,000 is due within the next twelve months.

The Company is required to use the proceeds received from the royalty sale for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 5.

10.	RELATED PARTY TRANSACTIONS

Since the Company’s corporate reorganization in October 2011, administration, accounting and other office services have been provided by Ravenwolf Resource Group Ltd. (“Ravenwolf”) on a cost -recovery basis. Ravenwolf was a private company owned equally by Western, NorthIsle Copper and Gold Inc. (“NorthIsle”), and Copper North Mining Corp. (“Copper North”) until April 1, 2013, when NorthIsle and Copper North transferred their respective Ravenwolf shares to Western. As a result of the share transfers, Ravenwolf became a wholly-owned subsidiary of the Company.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

Beginning April 1, 2013, Ravenwolf’s results are consolidated with those of the Company. Prior to that date, Ravenwolf was a related party to the Company.

Amounts charged by Ravenwolf were categorized as follows:

For the year ended December 31,	2013	2012
	$	$
Filing and regulatory fees	-	1,655
Office and administration	27,826	119,655
Rent and utilities	31,855	106,154
Shareholder communication and travel	11,808	26,842
Wages and benefits	226,358	914,257
Exploration and evaluation	74,837	273,239
Other	-	4,241

	372,684	1,446,043

The Company’s related parties also include its directors and officers. The remuneration of directors and officers was as follows:

For the year ended December 31,	2013	2012
	$	$
Salaries and director fees	902,941	905,013
Share-based payments	564,289	1,588,780

	1,467,230	2,493,793

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above .

11.	SEGMENTED INFORMATION

	a.	Operating segment

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

	b.	Geographic information

All interest income is earned in Canada and all assets are held in Canada.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

12.	INCOME TAXES

	a.	Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss and comprehensive loss. A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2013	2012

Statutory tax rate	25.75%	25%

	$	$
Loss before taxes	1,365,516	3,913,276

Income tax recovery calculated at statutory rate	351,620	978,319

Non-deductible expenditures	(176,902)	(523,159)
Amounts expensed for tax purposes only	128,286	220,064
Difference in current tax rate in other jurisdictions	749	2,116
Effect of future changes in tax rates	2,898	-
Unrecognized tax benefit	(306,651)	(677,340)

INCOME TAX	-	-

b.	Unrecognized deferred income tax asset

Future potential tax deductions that are not used to offset deferred income tax liabilities are considered to be unrecognized deferred income tax assets. The significant components of the Company’s unrecognized deferred income tax asset are as follows:

As at December 31,	2013	2012
	$	$
Mineral property interests	1,062,175	2,316,470
Non-capital losses	1,807,943	845,715
Property and equipment	179,882	291,210
Other items	232,382	347,994

UNRECOGNIZED DEFERRED INCOME TAX ASSET	3,282,382	3,801,389

The Company estimates that the realization of income tax benefits related to these deferred income tax assets is uncertain and cannot be considered to be more likely than not. Accordingly, no deferred income tax asset has been recorded.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

c.	Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses will expire as follows:

Expiry Date	2013	2012
	$	$
2033	1,176,715	-
2032	4,687,899	2,700,898
2031	672,122	672,122

NON-CAPITAL LOSSES	6,536,736	3,373,020

The Company has approximately $21.8 million in Canadian exploration and development expenditures, and has cumulative eligible capital and undepreciated capital cost balances totalling $1.2 million. These amounts are available to reduce future taxable income and do not expire.

13.	CAPITAL MANAGEMENT

Western is a mineral exploration company with a primary focus of advancing its Casino Project towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

There was no change in the Company’s approach to capital management during the year. Western has no debt and does not pay dividends.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

	a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

	b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

	c.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

The proceeds of the royalty transaction completed in December 2012 were denominated in US dollars. Although Western has been decreasing its foreign currency balance throughout 2013, the Company still had approximately US$5 million in financial instruments at December 31, 2013 (2012 – US$32 million). As at December 31, 2013, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $58,000 (December 31, 2012 - $319,000).